Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Concho Resources Inc. (Commission File No.: 001-33615)

Date: November 18, 2020

The following email was sent to employees of Concho Resources Inc. on November 18, 2020.

Team –

I hope you’re safe and well. The integration planning with ConocoPhillips is progressing well. Again, thanks to everyone for supporting this process. It is important for the success of our transaction.

I’m pleased to share an announcement that Ryan Lance, ConocoPhillips chairman and CEO, shared with his organization this morning. This announcement describes the structure for the combined Lower 48 organization, names several senior leaders to important roles in the organization and also announces a newly created role in ConocoPhillips’ finance function.

I’m pleased to share that Jack Harper and Will Giraud will be joining me in senior leadership roles at ConocoPhillips upon closing this transaction. Throughout our engagement with ConocoPhillips, the three of us have developed great respect for the leaders at ConocoPhillips, a respect I see as mutual. All three of us are excited to join ConocoPhillips to make the transaction successful and lasting. Ryan’s note also mentions other members of my new team. On a recent trip to Houston I had a chance to meet Terri King and Lori Woodward and I very much look forward to working with them. I believe the shared leadership roles announced below demonstrate our mutual commitment to the transaction and to becoming the clear industry leader we aspire to be.

We will continue to communicate with you throughout our integration planning process. Below is a link to an informational website that was created for Concho employees. I hope you find it helpful and informative.

https://www.conocophillips.com/conchoemployees/

Tim

Dear Colleagues,

First, I want to thank you for your efforts over the past several weeks, especially by observing our ongoing COVID protocols, continuing to successfully deliver our business plans and supporting the integration planning for the Concho transaction. I recognize there is some unease on the part of our workforce about what’s ahead, which makes your ongoing commitment and work efforts even more appreciated.

While there continues to be significant work to do on the Concho integration planning process, today I am pleased to announce the high-level organizational structure and leadership appointments for the Lower 48 region, as well as a newly created staff leadership position.

Today’s leadership appointments were made with three objectives in mind: facilitate the seamless integration of ConocoPhillips and Concho, retain critical experience and expertise, and ensure strong post-closing execution by committed, proven leaders. I believe the following leadership appointments, effective upon closing, satisfy all three of these goals.

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As previously announced, Tim Leach, Concho’s chairman and chief executive officer, will join ConocoPhillips as a board member and an ELT member, and assume the role of executive vice president, Lower 48. Tim will report to me.

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Terri King, currently president, Lower 48, will become president, Gulf Coast and Rockies, reporting to Tim. Terri brings significant operations and functional experience to the position and she will play an invaluable role in supporting ongoing integration activities and post-integration execution.

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Jack Harper, current Concho president, will become president, Permian, also reporting to Tim. Jack brings significant expertise in the Permian Basin and he will also play an important role in ensuring the successful integration and execution of the combined portfolio.

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Lori Woodward will remain finance manager, Lower 48, reporting to Tim. This will be a key position for ensuring smooth integration of the combined companies and alignment around ongoing performance monitoring and forecasting of the Lower 48 business.

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In addition, Will Giraud, Concho’s executive vice president and COO, will assume the newly created role of vice president and chief commercial officer, reporting to Bill Bullock, executive vice president and chief financial officer. Will assumes accountability for the supply chain, commercial and A&D functions and will play a key role in driving ongoing value capture post-closing.

These leaders share passion and enthusiasm for these roles and are deeply committed to making ConocoPhillips the most successful company in our sector. Please join me in welcoming Tim, Jack and Will to ConocoPhillips and in congratulating Terri and Lori on their important new roles.

The Integration Planning Team (IPT) remains hard at work to successfully bring Concho and ConocoPhillips together, while also addressing the ConocoPhillips-specific cost and capital savings workstreams.

As I said at the outset of this note, I recognize that this is a time of uncertainty. I’m grateful for your ongoing contributions to our company and your support of a successful transaction with Concho. As always, I remain committed to timely, transparent, forthright and fair communication as we take yet another step in our journey as an industry leader.

Stay safe,

Ryan

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated financial position, business strategy, budgets, projected revenues, projected costs and plans, objectives of management for future operations, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and the timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, including pandemics (such as COVID-19) and epidemics and any related company or government policies or actions; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by OPEC and other producing countries and the resulting company or third-party actions in response to such changes; fluctuations in crude oil, bitumen, natural gas, LNG and NGLs prices, including a prolonged decline in these prices relative to historical or future expected levels; the impact of significant declines in prices for crude oil, bitumen, natural gas, LNG and NGLs, which may result in recognition of impairment charges on ConocoPhillips’ long-lived assets, leaseholds and nonconsolidated equity investments; potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments, including due to operating hazards, drilling risks and the inherent uncertainties in predicting reserves and reservoir performance; reductions in reserves replacement rates, whether as a result of the significant declines in commodity prices or otherwise; unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage; unexpected changes in costs or technical requirements for constructing, modifying or operating E&P facilities; legislative and regulatory initiatives addressing environmental concerns, including initiatives addressing the impact of global climate change or further regulating hydraulic fracturing, methane emissions, flaring or water disposal; lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips’ crude oil, bitumen, natural gas, LNG and NGLs; the inability to timely obtain or maintain permits, including those necessary for construction, drilling and/or development, or the inability to make capital expenditures required to maintain compliance with any necessary permits or applicable laws or regulations; the failure to complete definitive agreements and feasibility studies for, and to complete construction of, announced and future E&P and LNG development in a timely manner (if at all) or on budget; potential disruption or interruption of ConocoPhillips’ operations due to accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cyber attacks and information technology failures, constraints or disruptions; changes in international monetary conditions and foreign currency exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs relating to crude oil, bitumen, natural gas, LNG, NGLs and any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; substantial investment in and development use of, competing or alternative energy sources, including as a result of existing or future environmental rules and regulations; liability for remedial actions, including removal and reclamation obligations, under existing and future environmental regulations and litigation; significant operational or investment changes imposed by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce GHG emissions; liability resulting from litigation, including the potential for litigation related to the proposed transaction, or ConocoPhillips’ failure to comply with applicable laws and regulations; general domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, bitumen, natural gas, LNG and NGLs pricing, regulation or taxation and other political, economic or diplomatic developments; volatility in the commodity futures markets; changes in tax and other laws, regulations (including alternative energy mandates), or royalty rules applicable to ConocoPhillips’ business; competition and consolidation in the oil and gas E&P industry; any limitations on ConocoPhillips’ access to capital or increase in ConocoPhillips’ cost of capital, including as a result of illiquidity or uncertainty in domestic or international financial markets; ConocoPhillips’ inability to execute, or delays in the completion of, any asset dispositions or acquisitions ConocoPhillips elects to pursue; potential failure to obtain, or delays in obtaining, any necessary regulatory approvals for pending or future asset dispositions or acquisitions, or that such approvals may require modification to the terms of the transactions or the operation of ConocoPhillips’ remaining business; potential disruption of ConocoPhillips’ operations as a result of pending or future asset dispositions or acquisitions, including the diversion of management time and attention; ConocoPhillips’ inability to deploy the net proceeds from any asset dispositions that are pending or that ConocoPhillips elects to undertake in the future in the manner and timeframe ConocoPhillips currently anticipates, if at all; ConocoPhillips’ inability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy as part of ConocoPhillips’ sale of certain assets in western Canada at prices ConocoPhillips deems acceptable, or at all; the operation and financing of ConocoPhillips’ joint ventures; the ability of ConocoPhillips’ customers and other contractual counterparties to satisfy their obligations to ConocoPhillips, including ConocoPhillips’ ability to collect payments when due from the government of Venezuela or PVDSA; ConocoPhillips’ ability to realize anticipated cost savings and capital expenditure reductions; the inadequacy of storage capacity for ConocoPhillips’ products, and ensuing curtailments, whether voluntary or involuntary, required to mitigate this physical constraint; ConocoPhillips’ ability to successfully integrate Concho’s business; the risk that the expected benefits and cost reductions associated with the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and uncertainty as to the long-term value of ConocoPhillips’ common stock. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.

Additional Information and Where to Find It

In connection with the proposed transaction, ConocoPhillips (“ConocoPhillips”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Concho Resources Inc. (“Concho”) and ConocoPhillips and that also constitutes a prospectus of ConocoPhillips. Each of Concho and ConocoPhillips may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Concho or ConocoPhillips may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Concho and ConocoPhillips. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Concho, ConocoPhillips, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Concho, ConocoPhillips, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Concho or ConocoPhillips using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or ConocoPhillips expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These include, but are not limited to, the following: the risk factors discussed or referenced in Concho’s and ConocoPhillips’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and other filings with the SEC; the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of Concho’s business; the risk associated with Concho’s and ConocoPhillips’ ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability to successfully integrate the businesses and technologies; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters; the potential for litigation related to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Concho’s common stock or ConocoPhillips’ common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Concho and ConocoPhillips to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; and other important factors that could cause actual results to differ materially from those projected. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

Additional information concerning these and other risk factors are also contained in Concho’s and ConocoPhillips’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Concho’s or ConocoPhillips’ ability to control or predict. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Concho or ConocoPhillips for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Concho or ConocoPhillips, as applicable. Neither Concho nor ConocoPhillips gives any assurance (1) that either Concho or ConocoPhillips will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the proposed transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Concho and ConocoPhillips undertake no obligation to correct or update any forward-looking statement, except as required by applicable law.